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                             March 4, 2024

       Kian Hwa Goh
       Chief Executive Officer
       Orangekloud Technology Inc.
       1 Yishun Industrial Street 1
       #04-27/28&34 Aposh Building Bizhub
       Singapore, 768160

                                                        Re: Orangekloud
Technology Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed February 20,
2024
                                                            File No. 333-277162

       Dear Kian Hwa Goh:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Dilution, page 31

   1. Please explain to us how you arrived at the "Increase in net tangible book value per ordinary share to the
existing shareholders" and "Dilution in net tangible book value per ordinary share to new
investors in this offering." In this regard, we are unable to recalculate these
amounts.
 Kian Hwa Goh
FirstName  LastNameKian  Hwa Goh
Orangekloud  Technology Inc.
Comapany
March      NameOrangekloud Technology Inc.
       4, 2024
March2 4, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Lawrence Venick